Exhibit 4.2

INVITAE CORPORATION
DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO
SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
Invitae Corporation, a Delaware corporation (“we”, “us” or “our”), has one class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934: our common stock, $0.0001 par value per share. The general terms and provisions of our common stock are summarized below. This summary does not purport to be complete and is qualified in its entirety by reference to our restated certificate of incorporation and our amended and restated bylaws, each of which has been filed as an exhibit to our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”), as may be amended by a document filed with one of our periodic reports filed with the SEC subsequent to the date of that Annual Report.
Common Stock
We are authorized to issue 400,000,000 shares of common stock. Our common stock is junior to any preferred stock we may issue, including our outstanding Series A convertible preferred stock (“Series A Preferred Stock”). Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. The Series A Preferred Stock has no voting rights except as required by law, as modified by our restated certificate of incorporation. We have not provided for cumulative voting for the election of directors in our restated certificate of incorporation. This means that the holders of a majority of the outstanding shares of our common stock voted can elect all of the directors then standing for election. Subject to preferences that may apply to shares of preferred stock outstanding at the time, including our outstanding Series A Preferred Stock, holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time. Our Series A Preferred Stock has the right to receive dividends first or simultaneously with payment of dividends on our common stock, in an amount equal to the product of (i) the dividend payable on each share of common stock and (ii) the number of shares of common stock issuable upon conversion of a share of Series A Preferred Stock. Upon our liquidation, dissolution or winding-up, holders of common stock are entitled to share ratably in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. In the event of our liquidation or dissolution, holders of our Series A Preferred Stock are entitled to receive $0.001 per share prior to the payment of any amount to any holders of our capital stock ranking junior to the Series A Preferred Stock and thereafter shall participate pari passu with holders of our common stock (on an as-if-converted-to-common-stock basis). Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.
Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws
Certain provisions of Delaware law, our restated certificate of incorporation and our amended and restated bylaws could have the effect of delaying, deferring or discouraging another party from acquiring control of us.
Certificate of Incorporation and Bylaws.    Our restated certificate of incorporation and amended and restated bylaws include provisions that:

•	divide our board of directors into three classes, each serving staggered, three-year terms;

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authorize the board of directors to issue, without stockholder approval, up to 20,000,000 shares of preferred stock, with such designations, powers, preferences and other rights and qualifications, limitations or restrictions as our board of directors may authorize, which preferred stock could decrease the amount of earnings and assets available for distribution to holders of our common stock or adversely affect the rights and powers, including voting rights, of holders of our common stock, and of which 16,541,177 shares of preferred stock remain undesignated as of December 31, 2019;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	specify that special meetings of our stockholders can be called only by the board of directors, the chairman of the board, or the chief executive officer;

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establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors;

•	provide that directors may be removed only for cause;

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establish the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain derivative actions or proceedings brought on our behalf, any action asserting a claim of breach of fiduciary duty, any action asserting a claim against us arising pursuant to the General Corporation Law of the State of Delaware (the “DGCL”), or any action asserting a claim governed by the internal affairs doctrine; and

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require the affirmative vote of holders of at least 66 2/3% of the total votes eligible to be cast in the election of directors to amend, alter, change or repeal our bylaws; and provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum.

Delaware anti-takeover statute.    We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

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prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or

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upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the “interested stockholder” and an “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.
Listing
Our common stock is listed on The New York Stock Exchange under the symbol “NVTA.”

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